UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GENMARK DIAGNOSTICS, INC.

(Name of Subject Company)

GENMARK DIAGNOSTICS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

372309104

(CUSIP Number of Class of Securities)

Scott Mendel

Chief Executive Officer and President

GenMark Diagnostics, Inc.

5964 La Place Court

Carlsbad, California 92008

Telephone: (760) 448-4300

Facsimile: (760) 683-6876

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Eric J. Stier, Esq.

Senior Vice President, General Counsel and Secretary

GenMark Diagnostics, Inc.

5964 La Place Court

Carlsbad, California 92008

Telephone: (760) 448-4327

Facsimile: (760) 683-6876

Patrick O’Malley, Esq.

4365 Executive Drive, Suite 1100

San Diego, CA 92121

Telephone: (858) 677-1400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is GenMark Diagnostics, Inc., a Delaware corporation (the “Company,” “GenMark,” “we,” “our” or “us”). GenMark’s principal executive office is located at 5964 La Place Court, Carlsbad, California 92008. GenMark’s telephone number at this address is (760) 448-4300.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (the “Shares”). As of March 19, 2021, there were (a) 73,596,658 issued and outstanding Shares, (b) 693,995 Shares subject to issuance pursuant to options granted by the Company pursuant to the GenMark Diagnostics, Inc. 2010 Equity Incentive Plan (as amended, the “2010 Plan”) and the GenMark Diagnostics, Inc. 2020 Equity Incentive Plan (the “2020 Plan”), (c) 2,573,697 Shares underlying restricted stock units issued pursuant to the 2010 Plan and the 2020 Plan, (d) 863,386 Shares underlying market-based stock units (assuming the maximum performance achievement) issued pursuant to the 2010 Plan and the 2020 Plan, (e) 3,819,919 Shares reserved and available for future issuance under the 2020 Plan, and (f) 559,336 Shares reserved for issuance pursuant to the GenMark Diagnostics, Inc. 2013 Amended and Restated Employee Stock Purchase Plan.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1, which information is incorporated herein by reference. The Company’s website address is www.genmarkdx.com. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Geronimo Acquisition Corp., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Roche”), to acquire all of the issued and outstanding Shares at a price per Share equal to $24.05 (the “Offer Price”), net to the seller in cash, without interest and subject to deduction for any required withholding taxes. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Roche and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2021, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 12, 2021 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Roche and Merger Sub. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 13 of the Offer to Purchase, titled “The Transaction Documents—The Merger Agreement”. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company being the surviving corporation (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). Upon the closing of the Merger and filing of the certificate of merger with the State of Delaware (the “Effective Time”), each Share (other than (1) Shares held in the treasury of the Company, (2) Shares that at the commencement of the Offer were owned by Roche or Merger Sub, (3) Shares irrevocably accepted for payment by Merger Sub in the Offer, and (4) Shares held by stockholders who have properly exercised their demands for appraisal of such Shares in accordance with Section 262 of the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time, collectively referred to as the “Excluded Shares”) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding taxes (the “Merger Consideration”). No stockholder vote will be required to consummate the Merger pursuant to Section 251(h) of the DGCL. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Roche.

The obligation of Merger Sub to purchase Shares validly tendered in the Offer and not properly withdrawn pursuant to the Offer is conditioned upon (1) the number of Shares validly tendered (and “received” as defined in Section 251(h) of the DGCL) and not properly withdrawn in accordance with the terms of the Offer, when added to any Shares owned by Roche and its Affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”), representing at least one more than 50% of the total number of Shares that are outstanding, at the acceptance time of the Offer (the “Acceptance Time”), (2) receipt of certain regulatory approvals, including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (and any extensions thereof) (the “HSR Act”) and any other applicable antitrust laws, (3) (A) no law, order, writ, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, issued or entered by any governmental body (a “Restraint”) in effect enjoining the making of the Offer or the consummation of the Merger or the Offer and no governmental body having instituted (or notified Roche, Merger Sub or the Company that it may institute) any legal proceeding that would be (or could reasonably be expected to impose) a Restraint on any party’s ability to consummate the Offer or the Merger or that would be (or could reasonably be expected to impose) a Burdensome Condition (including hold separate orders, divestiture of assets, restrictions on operation of any party’s business or any other behavioral undertakings and as further defined in the Merger Agreement) and (B) the parties not having entered into any arrangement with any governmental body with respect to which such governmental body has imposed a Burdensome Condition, (4) the accuracy of the representations and warranties of the Company and compliance by the Company with the covenants contained in the Merger Agreement, subject to qualifications, (5) there not having been a Company Material Adverse Effect (as defined in the Merger Agreement) with respect to the Company since the date of the Merger Agreement, and (6) other customary closing conditions.

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on March 25, 2021. The Offer shall initially be scheduled to expire at 12:00 midnight, New York City time, at the end of April 21, 2021 (i.e., one minute after 11:59 p.m., New York City time, on April 21, 2021), the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer, subject to extension in certain circumstances as required or permitted by the Merger Agreement.

The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Roche has formed Merger Sub for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, Merger Sub has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Merger Sub as Exhibit (a)(1)(i) to the Schedule TO, the address of the principal executive office of each of Roche and Merger Sub is 1 DNA Way—MS24, South San Francisco, California 94080 and the telephone number at such principal office is (650) 225-7893.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the SEC Filings page of the Company’s Investor & Media website, and the Offer to Purchase and the other related materials are available directly from MacKenzie Partners, Inc., the Information Agent engaged by Merger Sub for the Offer, toll free at (800) 322-2885 (please call (212) 929-5500 (collect) if you are located outside the US or Canada) or via email at tenderoffer@mackenziepartners.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (1) the Company’s executive officers, directors or affiliates or (2) Roche, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company, Roche and Merger Sub.

Merger Agreement

The Merger Agreement governs the contractual rights among the Company, Roche and Merger Sub in relation to the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, Roche or Merger Sub. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company included in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Roche and Merger Sub in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Roche and Merger Sub and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Roche or Merger Sub. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Roche or Merger Sub, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

A summary of the Merger Agreement is contained in Section 13 of the Offer to Purchase titled “The Transaction Documents—The Merger Agreement”, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

Roche and the Company entered into a confidentiality agreement, dated as of February 19, 2020 and amended as of February 1, 2021 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Roche and the Company agreed that, subject to certain exceptions, certain non-public, confidential and/or proprietary information each may make available to the other in connection with discussions concerning a possible transaction between the parties will not be disclosed or used for any other purpose.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Beneficial Ownership of Common Stock

According to the Schedule TO, other than 100 Shares beneficially owned by Roche and its affiliates and except as described in the Offer to Purchase, neither Merger Sub nor Roche, nor to the knowledge of Merger Sub and Roche, any of the persons listed in Schedule I of the Offer to Purchase, or any associate or majority-owned subsidiary of Merger Sub or Roche, beneficially owns any equity security of the Company, and neither Merger Sub nor Roche, nor, to the knowledge of Merger Sub and Roche, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

Arrangements with the Company’s Executive Officers and Directors.

In considering the recommendation of the Company’s Board of Directors (the “Board”) set forth in the section titled “—Recommendation of the Board” in Item 4, you should be aware that aside from their interests as stockholders, the executive officers and directors of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. The Board was aware of, and considered, these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

The Company’s executive officers are as follows:

Name	Position
Scott Mendel	President and Chief Executive Officer
Johnny Ek	Chief Financial Officer
Michael Gleeson	Senior Vice President, Corporate Accounts
Michael Harkins	Senior Vice President, Sales
Tyler Jensen	Senior Vice President, Engineering and Product Technical Support
Scott O’Brien	Senior Vice President, Global Product Marketing and International Sales
Eric Stier	Senior Vice President, General Counsel and Secretary
Abdul Chohan	Senior Vice President, Operations
Alan Baer Maderazo	Vice President, Quality, Regulatory, and Clinical Affairs
Christine Shaw	Vice President, Assay Development
Hollis Winkler	Vice President, Human Resources

Effect of the Offer and the Merger on Outstanding Shares

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of March 19, 2021, the executive officers and directors of the Company owned, in the aggregate, 1,629,264 Shares (which, for clarity, excludes shares issuable upon the exercise of Company stock options and the settlement of Company restricted stock units and market-based stock units).

The following table sets forth (1) the number of Shares beneficially owned as of March 19, 2021, by each of the Company’s executive officers and directors (which, for clarity, excludes shares issuable upon the exercise of Company stock options and the settlement of Company restricted stock units or market-based stock units) and (2) the aggregate cash consideration that would be payable for such shares, based on an Offer Price of $24.05 per Share.

	Number of Shares Held(1)		Cash Value of Shares
Executive Officers:
Scott Mendel	261,994	(2)	$6,300,956
Johnny Ek	74,368		1,788,550
Michael Gleeson	292,967	(3)	7,045,856
Michael Harkins	50,329		1,210,412
Tyler Jensen	96,138		2,312,119
Scott O’Brien	57,504		1,382,971
Eric Stier	154,565		3,717,288
Abdul Chohan	—		—
Alan Baer Maderazo	148,742		3,577,245
Christine Shaw	30,008		721,692
Hollis Winkler	51,564		1,240,114

Directors:
Daryl J. Faulkner	113,318		2,725,298
James Fox, Ph.D.	242,681	(4)	5,836,478
Kevin C. O’Boyle	103,550		2,490,378
Lisa M. Giles	65,465	(5)	1,574,433
Michael S. Kagnoff	118,216		2,843,095

All directors and executive officers as a group:	1,861,409		$44,766,886

(1)	Number of shares beneficially owned excludes shares issuable upon exercise of stock options and the settlement of restricted stock units and market-based stock units.
(2)

Consists of 146,503 shares held directly and 115,491 shares held by the Mendel Family Trust. Mr. Mendel is the trustee of the Mendel Trust and has voting and dispositive power with respect to these shares. Mr. Mendel disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(3)

Consists of 262,898 shares held directly and 30,069 shares held by the Michael William Gleeson 2012 Irrevocable Trust. Mr. Gleeson is the trustee of the Michael William Gleeson 2012 Irrevocable Trust and has voting and dispositive power with respect to these shares. Mr. Gleeson disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(4)

Consists of 161,596 shares held directly and 81,085 shares held by Penashe Holdings Propriety Limited. Mr. Fox is an Executive Director of Penashe Holdings Propriety Limited and may be deemed to have beneficial ownership of these securities, to the extent of any indirect pecuniary interest in his distributive shares therein.

(5)

Consists of 59,965 shares held directly and 5,500 shares held by the Lisa M Giles Living Trust. Ms. Giles is the trustee of the Lisa M Giles Living Trust and has voting and dispositive power with respect to these shares. Ms. Giles disclaims beneficial ownership except to the extent of her pecuniary interest therein.

Effect of the Offer and the Merger on Company Compensatory Awards

Neither the Merger Sub nor Roche will assume any Company stock option, Company restricted stock unit or Company market-based stock unit awards. In addition, immediately prior to the Effective Time and consistent with the terms of each of the Company’s 2010 Plan and the Company’s 2020 Plan, copies of which are filed as Exhibits (e)(5) and (e)(15), respectively, to this Schedule 14D-9 and are incorporated herein by reference, subject to the Merger Agreement, each unvested Company stock option award that is outstanding will fully vest and become exercisable, and each vested and outstanding Company stock option that is outstanding and unexercised at such time will be cancelled and converted into the right to receive an amount (subject to any applicable withholding tax) in cash equal to the product of (1) the excess, if any, of the Offer Price over the exercise price per share of such Company stock option, multiplied by (2) the total number of shares subject to such Company stock option.

Immediately prior to the Effective Time and consistent with the terms of each of the Company’s 2010 Plan and the Company’s 2020 Plan, subject to the Merger Agreement, each unvested Company restricted stock unit award that is outstanding will fully vest and each outstanding Company restricted stock unit award will be cancelled and converted into the right to receive an amount (subject to any applicable withholding tax) in cash equal to the product of the Offer Price and the number of shares subject to such Company restricted stock unit award.

Immediately prior to the Effective Time and consistent with the terms of each of the Company’s 2010 Plan and the Company’s 2020 Plan, subject to the Merger Agreement, each market-based stock unit of the Company will fully vest, based on the performance-level attained pursuant to the terms of each applicable award agreement, including any provision relating to the effect of a change of control, and each vested market-based stock unit award of the Company that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount (subject to any applicable withholding tax) in cash equal to the product of the Offer Price and the number of shares subject to such market-based stock unit award.

For an estimate of the amounts that would be payable to each of our executive officers and directors with respect to his or her outstanding equity awards, see the section titled “—Quantification of Payments Related to Company Compensatory Awards” below.

Arrangements with the Company’s Executive Officers

Scott Mendel Employment Agreement

On June 1, 2020, we and Scott Mendel entered into an amended and restated executive employment agreement, which amends and restates that certain executive employment agreement by and between us and Mr. Mendel dated as of February 27, 2020. Pursuant to the agreement, Mr. Mendel began serving as the Company’s President and Chief Executive Officer commencing on May 2, 2020. In addition, the agreement provides that if Mr. Mendel experiences a qualifying termination under the terms of the Severance Plan (as described below), in addition to the severance payments and benefits set forth in the Severance Plan, and subject to the terms and conditions of the Severance Plan (including, without limitation, the release requirements described below), Mr. Mendel would receive: (a) a lump sum payment equal to 100% of Mr. Mendel’s target bonus amount under the Company’s bonus plan and (b) the acceleration and full vesting and settlement of certain restricted stock units and market-based stock units granted in 2020.

Severance Plan

The Company’s Compensation Committee adopted the GenMark Diagnostics, Inc. Executive Severance Plan (the “Severance Plan”) effective July 31, 2019, for members of our Senior Leadership Team (collectively, the “Participants”).

The Severance Plan provides for the payment of severance and other benefits to Participants if a Participant’s employment is terminated by the Company without Cause (as such term is defined in the Severance Plan). In such circumstances, and subject to the Participant executing a general release of liability which is not revoked, the Severance Plan provides the following payments and benefits to the Participants:

•	a lump sum payment in an amount equal to 6 months of such Participant’s annual base salary (or, in the case of Scott Mendel, 12 months); and

•

continued healthcare coverage under the Company’s health benefits then in effect applicable to the Participant for a period of six months (or, in the case of Scott Mendel, 12 months), provided the Participant elects to continue and remains eligible for this coverage, and subject to certain other terms and conditions set forth in the Severance Plan.

The Severance Plan also provides that if a Participant’s employment is terminated by the Company without Cause or the Participant resigns with Good Reason (as such term is defined in the Severance Plan) within 90 days prior to or 12 months following a Change in Control (as such term is defined in the Severance Plan) of the Company, and subject to the Participant executing a general release of liability which is not revoked, the Severance Plan provides the following payments and benefits to the Participants:

•	a lump sum payment in an amount equal to 9 months of such Participant’s annual base salary (or, in the case of Scott Mendel and Johnny Ek, 12 months);

•	a lump sum payment equal to the Participant’s target cash bonus opportunity for the fiscal year in which such qualifying termination occurs; and

•

continued healthcare coverage under GenMark’s health benefits then in effect applicable to the Participant for a period of 9 months (or, in the case of Scott Mendel and Johnny Ek, 12 months), provided the Participant elects to continue and remains eligible for this coverage, and subject to certain other terms and conditions set forth in the Severance Plan.

The Severance Plan does not provide for a gross-up payment to any of the Participants to offset any excise taxes that may be imposed on excess parachute payments under Section 280G and Section 4999 of the Code of the Internal Revenue Code (the “Code”). Instead, the Severance Plan provides that in the event that the payments described above, when taken with other payments and benefits provided to the Participant, would, if paid, be subject to excise taxes described above, then the payments will generally be reduced to the extent necessary so that no portion of the payments is subject to any such excise tax, provided that the net amount of the reduced payments, after giving effect to income tax consequences, is greater than or equal to the net amount of the payments without such reduction, after giving effect to such excise taxes and income tax consequences.

Separate Agreement with Hany Massarany

On April 25, 2020, the Company entered into a Confidential Separation Agreement and General Release with Hany Massarany, the Company’s former Chief Executive Officer (the “Separation Agreement”). Pursuant to the Separation Agreement, Mr. Massarany’s market-based stock units were accelerated at the time of his separation of service and will settle for the actual number of shares of Common Stock earned under the market-based stock unit award as the applicable performance periods are completed.

Quantification of Payments Related to Company Compensatory Awards

Immediately prior to the Effective Time, subject to the Merger Agreement, each Company stock option, restricted stock unit award, and market-based stock unit award, whether vested or unvested, that is outstanding immediately prior thereto, will be cancelled and converted into the right to receive an amount in cash as described above in the section titled “—Effect of the Offer and the Merger on Company Compensatory Awards.”

The following table identifies for each of the executive officers and directors the number of Shares subject to his or her equity awards outstanding as of March 19, 2021 that will be cancelled in exchange for a cash payment in connection with the Merger. In addition, the following table assumes that no Company stock options will be exercised, no Company restricted stock units will vest and be settled, no market-based stock units will vest and be settled, and no dividends will be paid with respect to Shares between March 19, 2021, and the closing of the Transactions. For Company stock options, the estimated aggregate amounts set forth below are based on the Offer Price of $24.05 per Share, net of the applicable exercise price, multiplied by the total number of shares of common stock subject to each applicable award. For Company restricted stock units, the estimated aggregate amounts set forth below are based on the Offer Price of $24.05 per Share, multiplied by the total number of Shares subject to each applicable award. For Company market-based stock units, the estimated aggregate amounts set forth below are based on the Offer Price of $24.05 per Share, multiplied by the total number of Shares subject to each applicable award (assuming maximum performance achievement). Any differences in the totals shown below relative to the component amounts are due to rounding adjustments.

	Vested Stock Options			Unvested Stock Options			Restricted Stock Units		Market-Based Stock Units		Total Equity Award Consideration
	Shares	Weighted Average Exercise Price	Aggregate Stock Option Payment(1)	Shares	Weighted Average Exercise Price	Aggregate Stock Option Payment(1)	Restricted Stock Units	Aggregate RSU Payment(2)	Market- Based Stock Units(3)	Aggregate MSU Payment(2)

Executive Officers:
Scott Mendel	119,554	$10.54	$1,614,915	—	n/a	$—	360,695	$8,674,715	181,714	$4,370,222	$14,659,852
Johnny Ek	34,000	$12.38	$396,780	—	n/a	$—	158,625	$3,814,931	93,334	$2,244,683	$6,456,394
Michael Gleeson	165,600	$12.34	$1,939,608	—	n/a	$—	129,845	$3,122,772	67,502	$1,623,423	$6,685,803
Michael Harkins	—	n/a	$—	—	n/a	$—	93,282	$2,243,432	45,834	$1,102,308	$3,345,740
Tyler Jensen	—	n/a	$—	—	n/a	$—	116,250	$2,795,813	64,168	$1,543,240	$4,339,053
Scott O’Brien	25,200	$10.76	$334,820	—	n/a	$—	113,375	$2,726,669	58,334	$1,402,933	$4,464,422
Eric Stier	147,550	$11.85	$1,799,384	—	n/a	$—	121,409	$2,919,886	63,332	$1,523,135	$6,242,405
Hollis Winkler	—	n/a	$—	—	n/a	$—	95,938	$2,307,309	52,502	$1,262,673	$3,569,982
Alan Baer Maderazo	—	n/a	$—	—	n/a	$—	113,438	$2,728,184	61,666	$1,483,067	$4,211,251
Christine Shaw	—	n/a	$—	—	n/a	$—	72,188	$1,736,121	17,500	$420,875	$2,156,996
Chohan Abdul	—	n/a	$—	—	n/a	$—	63,750	$1,533,188	12,500	$300,625	$1,833,813
Hany Massarany(	—	n/a	$—	—	n/a	$—	—	$—	72,500	$3,487,250	$3,487,250

Directors:
Daryl J. Faulkner	10,741	$4.38	$211,275	—	n/a	$—	20,553	$494,300	—	$—	$705,575
James Fox, Ph.D.	—	n/a	$—	—	n/a	$—	20,421	$491,125	—	$—	$491,125
Kevin C. O’Boyle	13,426	$4.38	$264,089	—	n/a	$—	28,128	$676,478	—	$—	$940,567
Lisa M. Giles	19,062	$13.17	$207,395	—	n/a	$—	21,607	$519,648	—	$—	$727,043
Michael S. Kagnoff	19,062	$13.17	$207,395	—	n/a	$—	19,103	$459,427	—	$—	$666,822

(1)

To estimate the value of payments for Company stock options, (a) the aggregate number of Shares subject to the Company stock options was multiplied by (b) the Offer Price less their applicable exercise prices.

(2)

To estimate the value of payments for Company restricted stock units and market-based stock units, the aggregate number of shares subject to the Company restricted stock units or market-based stock units was multiplied by the Offer Price.

(3)	Assumes maximum achievement under the market-based stock units (200% of target).

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions and that is payable or may become payable to the Company’s named executive officers, who consist of Scott Mendel, Johnny Ek, Michael Gleeson, Scott O’Brien, Tyler Jensen and Hany Massarany.

The table below assumes that (a) the Effective Time occurs on April 22, 2021, (b) the consummation of the Merger constitutes a “change in control” or other relevant term for purposes of the applicable plan or agreement, (c) the price per share of common stock in the Offer is $24.05 (the Offer Price), (d) a qualifying termination of each named executive officer’s employment (i.e., a termination without cause or with good reason, as applicable) occurs immediately following the Effective Time in a manner entitling the named executive officers to receive the severance benefits described in the section above titled “—Arrangements with the Company’s Executive Officers”, other than accrued but unpaid obligations, (e) no named executive officer receives any additional equity grants, no Company stock options will be exercised, no Company restricted stock units will vest and be settled, no Company market-based stock units will vest and be settled, and no dividends will be paid with respect to shares of common stock on or prior to the Effective Time, (f) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits other than those described under “—Arrangements with the Company’s Executive Officers”, (g) no withholding taxes are applicable to any of the payments or benefits, (h) no payments are delayed due to Section 409A of the Code, and (i) the named executive officers have already been paid any earned bonuses for 2020, which are not based on or otherwise related to the Merger, and therefore do not constitute “golden parachute” compensation. The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. The amounts below are based on multiple assumptions that may not actually occur. Additionally, certain amounts will vary depending on the date the Merger is completed. Finally, the 2010 Plan and 2020 Plan provide that, in the event that any acceleration of vesting of equity awards and any other payment or benefit received or to be received would result in the imposition of any excise tax pursuant to Section 4999 of the Code due to the characterization of such acceleration of vesting, payment or benefit as an “excess parachute payment” under Section 280G of the Code, the recipient may elect to reduce the amount of any acceleration of vesting called for under the equity award in order to avoid such characterization. As a result, the actual amounts, if any, received by a named executive officer may ultimately differ in material respects from the amounts shown below.

Potential Change in Control Payments to Named Executive Officers

Name(1)	Cash(2)	Equity(3)	Perquisites/ Benefits(4)	Other	Total
Scott Mendel	$1,695,021	$14,659,852	$28,868	—	$16,383,741
Johnny Ek	$512,590	$6,456,394	$20,793	—	$6,989,776
Michael Gleeson	$365,215	$6,685,803	$15,860	—	$7,066,878
Scott O’Brien	$376,252	$4,464,422	$21,651	—	$4,862,325
Tyler Jensen	$338,772	$4,339,053	$15,594	—	$4,693,419
Hany Massarany(5)	—	$3,487,250	—	—	$3,487,250

(1)

Under our Severance Plan: (a) Mr. Mendel and Mr. Ek would receive a lump sum payment equal to twelve (12) months base salary, an amount equal to such individual’s target bonus opportunity under our bonus plan, and continued healthcare coverage for twelve (12) months; and (b) Mr. Gleeson, Mr. O’Brien, and Mr. Jensen would receive a lump sum payment equal to nine (9) months base salary, an amount equal to such individual’s target bonus opportunity under our bonus plan, and continued healthcare coverage for nine (9) months.

(2)

The amount for each named executive officer represents the “double-trigger” cash severance payments to which the named executive officer may become entitled under the Severance Plan in connection with a qualifying termination as described in further detail in the section of this Schedule 14D-9 captioned “—Arrangements with the Company’s Executive Officers.”

(3)

Amounts reported reflect the value attributable to the immediate acceleration of unvested equity awards upon a change of control event based on the Offer Price of $24.05 per share. Amounts reported are not conditioned on the individual’s termination of employment following such event.

(4)	Consists of continued healthcare coverage for the applicable named executive officer.
(5)	Mr. Massarany’s employment as our Chief Executive Officer ceased February 2020.

Executive Officer and Director Arrangements Following the Merger

Pursuant to the Merger Agreement, Roche has agreed that until the one year anniversary of the Effective Time, Roche will provide, or cause to be provided, to each employee of the Company, including each of our executive officers, who continues employment with Roche, the Company, or one of its subsidiaries following the Effective Time (“Continuing Employees”), compensation and benefits that are in the aggregate substantially comparable to the compensation (excluding any equity or equity-based compensation, retention, change of control, transaction or similar bonuses, and nonqualified deferred compensation) and benefits (excluding, any defined benefit pension plan or retiree medical benefits) that was provided to each such Continuing Employee immediately prior to the Effective Time.

The Merger Agreement also provides that, with certain exceptions, service credit will be provided to Continuing Employees for purposes of vesting and eligibility to participate (but not for benefit accrual purposes), vacation entitlement and severance benefits under the employee benefit plans of Roche and its affiliates.

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers has entered into any agreements or arrangements with Roche, the Company, or their respective affiliates regarding continued service with Roche, the Company or their respective affiliates after the Effective Time, it is possible that Roche, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the surviving corporation (the “Surviving Corporation”), as follows.

For a period of 6 years after the closing date of the Offer, Merger Sub and Roche shall and shall cause the Company, the Surviving Corporation or any of their respective applicable subsidiaries, to the extent permitted by applicable Law, to:

•

(i) indemnify, defend and hold harmless, against any costs or expenses (including attorney’s fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of the Company and any of its subsidiaries (in all of their capacities) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Merger Agreement by the Company or any of its subsidiaries pursuant to the Company’s certificate of incorporation or bylaws or other charter or organizational documents of the Company’s subsidiaries and the indemnification agreements in effect as of the date of the Merger Agreement between the Company or its subsidiaries, on the one hand, and any officers and directors, on the other hand; and

•

include and cause to be maintained in effect in the Company’s or the Surviving Corporation’s (or any successor’s), as the case may be, charter and bylaws for a period of 6 years after the closing of the Transactions, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the Company’s certificate of incorporation or bylaws.

The Company will, at or prior to the closing of the Merger, purchase a 6 year “tail” prepaid policy on terms no less advantageous to the indemnified parties than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company, and Roche and Merger Sub will cause the Surviving Corporation to maintain such policy in full force and effect for 6 years after the closing of the Merger. However, the amount paid for such policy will not exceed 300% of the amount per annum the Company paid in its last full fiscal year prior to the date of the Merger Agreement (the “Current Premium”) for its existing directors’ and officers’ insurance. If the aggregate premiums for such insurance would exceed 300% of the Current Premium, then the Surviving Corporation will obtain a policy with the greatest coverage available, with respect to matters occurring prior to the closing of the Transactions, for a cost not to exceed such amount.

Section 16 Matters

Pursuant to the Merger Agreement, prior to the Effective Time GenMark will take all such steps as may be reasonably required to cause the disposition of the Shares contemplated by the Merger Agreement, and any other dispositions of equity securities (including any Company Equity Awards) of GenMark by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to GenMark, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Relationships with Law Firms

Michael S. Kagnoff, one of our directors, is an attorney at the law firm of DLA Piper LLP (US). We paid DLA Piper LLP $300,010 during fiscal year 2020 for rendering general corporate and other legal services.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board.

The Board reviewed the terms and conditions of the Offer and the Merger with the assistance of the Company’s management and legal and financial advisors and, on March 12, 2021, the Board unanimously (1) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (2) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (3) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL, and (4) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub in the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “—Reasons for the Recommendation of the Board” below.

Background of the Transactions; Reasons for the Recommendation of the Board.

Background of the Transactions

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board, members of Company management or the representatives of the Company and other parties.

GenMark Diagnostics, Inc. is a molecular diagnostic company, engaged in developing and commercializing molecular panels and providing innovative, diagnostic solutions to its customers.

The Company’s management and the Board regularly review the Company’s performance and prospects in light of its business and developments in the Company’s industry. These reviews have included consideration, from time to time, of potential partnerships, collaborations and other strategic transactions to enhance stockholder value, including potential sale transactions.

The Company held routine business development meetings with representatives of Roche, Party A, Party B, Party C, Party D and Party E as part of its attendance at the 38th Annual J.P. Morgan Healthcare Conference on January 16, 2020 (the “Conference”), during which only publicly available information was shared.

Following the business development meetings at the Conference, on February 5, 2020, Party D presented the Company with a list of questions regarding the Company’s business and operations, and the Company entered into a confidentiality agreement with Party D on February 14, 2020 in order to facilitate responding to Party D’s inquiries.

On February 16, 2020, the Company provided an initial response to the diligence inquiries received from Party D.

Roche also expressed interest in obtaining further information regarding the Company following the Conference, and on February 19, 2020, the Company entered into a confidentiality agreement with Roche in order to explore business development and/or strategic initiatives.

On March 5, 2020, Roche provided the Company with a list of questions regarding the Company’s business and operations.

On April 10, 2020, Party D submitted to the Company an additional list of diligence questions. The parties engaged in additional due diligence through the end of May 2020, but discussions did not progress further at such time.

On May 28, 2020, the Company’s initial responses in writing to the diligence questions from Roche were submitted to Roche.

On July 30, 2020, the Board held a meeting at which members of senior management and representatives of J.P. Morgan Securities LLC (“J.P. Morgan”), the Company’s financial advisor, and DLA Piper LLP (US) (“DLA”), the Company’s outside legal counsel, were present. DLA was generally invited to attend all Board and Board committee meetings. The Board selected J.P. Morgan and DLA to serve as the Company’s financial and legal advisors, respectively, in connection with the potential transaction due to, among other things, their extensive experience in the Company’s industry and their familiarity with the Company’s business and strategic objectives, including through their experience assisting the Company with various matters, including takeover preparedness, and their qualifications and deep expertise in the matters that were to be considered by the Board. At the meeting, the parties discussed the Company’s long-range plan and prospects. Representatives from J.P. Morgan discussed the current market, public company transactions and potential strategic partners for the Company.

In August 2020, J.P. Morgan received an inbound call from Party C asking for an update on the Company’s progress post-Covid. There was no immediate discussion with Party C following such call.

On September 2, 2020, the Company received a supplemental list of questions regarding the Company’s business and operation from Roche.

On September 17, 2020, the Company provided Roche with written responses to the supplemental questions. That same day members of the Company’s senior management, including Scott Mendel, the Company’s Chief Executive Officer, and Johnny Ek, the Company’s Chief Financial Officer, attended a virtual meeting with representatives from Roche, with representatives of J.P. Morgan also in attendance, to provide a management overview of the Company.

On September 22, 2020 and October 16, 2020, at the direction of the Board, representatives from J.P. Morgan held telephonic calls with representatives from Roche to discuss Roche’s interest in a potential partnership or strategic transaction with the Company and in conducting further diligence into the Company.

On October 31, 2020, the Company executed an engagement letter with J.P. Morgan to act as a financial advisor to the Company.

During the months of November and December of 2020, at the direction of the Board, representatives of J.P. Morgan contacted four strategic parties, including re-engaging with Party A, Party B, and Party C, regarding their respective interest in conducting operational due diligence on the Company in order to consider a strategic transaction. Of these parties, three parties, including Party A, Party B and Party C, ultimately engaged in further diligence.

On November 10, 2020, representatives of Roche engaged in on-site diligence of the Company’s manufacturing facilities. On November 16, 2020, members of the Company’s senior management participated in virtual meetings with members of Roche’s business development team, with representatives of J.P. Morgan in attendance, to provide additional information on the Company’s business and prospects.

Between December 2020 and January 2021, the Company engaged in discussions with each of Roche and Party A regarding a potential transaction. During these discussions, the Company separately made management presentations to each of Roche and Party A and responded to various due diligence requests from such parties. Additionally, on December 2, 2020, at the direction of the Board, J.P. Morgan held a telephonic conversation with representatives from the Business Development team at Roche. During this meeting Roche confirmed that it was still interested in continuing its dialogue with the Company.

Throughout this same period of December 2020 to January 2021, the Company signed confidentiality agreements with five potentially interested parties. On December 14, 2020, the Company signed a confidentiality agreement with Party A, with which they had previously began discussions. During this time the Company also began discussions with Party B and Party C, with which confidentiality agreements were executed on December 18, 2020 and January 4, 2021, respectively.

The Board held a telephonic meeting on December 17, 2020, at which members of senior management and J.P. Morgan were present. During the meeting the parties discussed the current status of a potential transaction, and updates on the status of ongoing conversations with each of the interested parties.

On December 18, 2020, the Company, J.P. Morgan and Party A convened for a meeting, during which the Company provided a management presentation.

On January 6, 2021 and January 7, 2021, the Company presented an initial management presentation to Party B and Party C, respectively, in order to determine their respective interest in a potential transaction. While these initial discussions were ongoing, the Company continued to engage in due diligence conversations with Party A. On January 8, 2021, the Company and Party A had a follow up meeting to discuss open diligence items.

Approximately two weeks later, on January 20, 2021, a meeting was held with senior management members from the Company, Roche, and J.P. Morgan. During this meeting the parties discussed the strategic fit between their respective businesses.

On January 27, 2021, Party D reached out to express an interest in engaging in discussions with the Company regarding a transaction. An additional conversation with Party D was held on January 28, 2021, at which time Party D expressed a desire to learn more about a potential business combination.

On January 28, 2021, Roche sent to the Company a letter containing a non-binding proposal to acquire all of the outstanding shares of the Company for $17.00 per share, subject to the completion of due diligence and the negotiation and execution of definitive agreements. Following this preliminary offer, the Board held a meeting on January 28, 2021, at which members of senior management and J.P. Morgan were present. At the meeting, the Board discussed the January 28 proposal from Roche, related process considerations and the Company’s proposed response to the offer, and authorized J.P. Morgan to update Parties A, B, and C and to contact three additional parties.

On January 29, 2021, J.P. Morgan had a telephonic conversation with each of Parties A, B, and C, to update them on the Company’s receipt of the preliminary offer and the status of the discussions between the Company and such party. On the same day, J.P. Morgan reached out to discuss the fact that it had received the preliminary proposal with three additional strategic parties authorized by the Board, Parties E, F and G. Later the same day, Party E notified J.P. Morgan that it was not interested in pursuing a transaction with the Company.

On February 1, 2021, the Board of Directors convened again, at which meeting members of senior management and J.P. Morgan were both present, to discuss the telephonic conversations that took place between J.P. Morgan and the various parties on January 29, 2021. During this meeting, the Board discussed potential next steps that could take place with each interested party and authorized J.P. Morgan to reach out to Party D and an additional strategic party, Party H. Following the board meeting, J.P. Morgan reached out to Party D and Party H to gauge their respective interests in a transaction between the parties.

The following day, on February 2, 2021, representatives from J.P. Morgan (at the direction of the Board), Citi (as financial advisor to Roche) and Roche had a telephonic conversation to discuss the terms of the January 28 preliminary proposal from Roche. During this discussion, representatives from J.P. Morgan indicated that the Board of Directors of the Company would expect Roche to ultimately improve its offer to at least $18.50 in order for the Company to continue to engage in due diligence, and Roche indicated that it would need access to further due diligence in order to gain further understanding of the Company’s business.

On February 2, 2021, the Company signed a confidentiality agreement with Party F. While the Company began to explore discussions with Party F, they concurrently conducted further discussions with Roche and allowed Roche to conduct further due diligence throughout the first week of February 2021. During the same week, on February 2, 2021, representatives from Party G reached out to J.P. Morgan to convey that they were no longer interested in pursuing a transaction with the Company.

On February 3, 2021, Party A submitted a list of follow up diligence questions to the Company in order to further understand the nature of the Company’s business. On February 5, 2021, the Company signed a 1-year extension to their existing confidentiality agreement with Roche, and signed a new confidentiality agreement with Party H.

On February 5, 2021, representatives from the Company, J.P. Morgan, Roche, and Citi had a telephonic conversation to discuss additional due diligence requests Roche had submitted to the Company; the parties discussed various questions regarding the form and timing of the diligence process, including when responses to the diligence questions could be expected, and the form in which the responses would be provided. In addition, on February 5, 2021, J.P. Morgan received notice that Party B and Party D were no longer interested in pursuing a transaction with the Company.

The Company made initial management presentations on February 8, 2021 to Party F and Party H. On that same day, the Board held a meeting, at which members of senior management and J.P. Morgan were present, in order to discuss the status of the ongoing discussions occurring with the respective parties. The group also discussed what potential next steps were in the best interest of the Company.

On February 10, at the direction of the Board, J.P. Morgan sent correspondence to Party A, Party C and Party F requesting that each identified party indicate their interest in the transaction by February 19, 2020. The following day, on February 11, 2021, a new entity, Party I, sent an inbound request to J.P. Morgan indicating their interest in starting a conversation regarding a transaction. Conversely, on February 11, 2021, Party C and Party F reached out to J.P. Morgan to confirm that they were not interested in pursuing a transaction with the Company.

Following this correspondence, each of Roche and Party A continued to conduct their due diligence investigations of the Company. On February 12, 2021, the Company and J.P. Morgan held a telephonic conversation with Roche in order to discuss its outstanding due diligence requests.

On February 13, 2021, representatives from J.P. Morgan and Citi held a telephonic conversation to discuss a Bloomberg article that was published on February 10, 2021 which reported that the Company was engaged in a sales process. Representatives from Citi informed the Company that their client, Roche, was still interested in moving forward with discussions about acquiring the Company. At the direction of the Board, J.P. Morgan updated representatives of Citi that the Company’s Board of Directors was also willing to continue the due diligence process.

On February 14, 2021, representatives from the financial advisor to Party A and representatives from J.P. Morgan held a telephonic conversation to discuss the status of a potential transaction. The following day, on February 15, 2021, representatives from Party H and Party I held telephonic conversations with J.P. Morgan; during these respective conversations, representatives from each party confirmed that they were not interested in pursuing a potential transaction.

On February 15, 2021, the Company provided Party A with responses to its most recent follow-up diligence requests. On February 19, 2021, Party A sent to the Company a letter containing a non-binding proposal to acquire all of the outstanding shares of the Company for $23.50 per share, subject to the completion of due diligence and the negotiation and execution of definitive agreements. Following the proposal, the Board held a meeting on February 22, 2021, at which members of senior management and J.P. Morgan were present. At the meeting, the Board discussed the February 19, 2021 proposal from Party A, related process consideration, the Company’s proposed response to the offer, and the status of the diligence process with both remaining interested parties. The Board instructed J.P. Morgan to reach out to both Roche and Party A to facilitate all required confirmatory diligence and to expeditiously seek definitive proposals with accompanying draft transaction agreement mark-ups. Shortly thereafter, representatives of J.P. Morgan held separate telephonic conversations with representatives from the financial advisor to Party A and Citi respectively, to further discuss access to due diligence and the timeline for submitting definitive proposals.

On February 22, 2021, the Company, J.P. Morgan and Roche held a telephonic conversation where they discussed outstanding due diligence issues.

From February 23 to February 25, 2021, the Company and J.P. Morgan continued to schedule telephonic conversations with Roche to assist Roche in completing its due diligence process.

On February 24, 2021, in order to provide each of Roche and Party A sufficient time to complete their respective diligence, after consultation with the chairman of the Board and counsel regarding the proposed bid date, J.P. Morgan delivered a process letter to each of Party A and Roche, notifying each party that a definitive proposal must be submitted by 12:00 noon Pacific Time on March 12, 2021, with a proposed mark-up of a definitive transaction agreement provided by 5:00 p.m. Pacific Time on March 11, 2021. In addition, J.P. Morgan notified both parties that a first draft of the Company’s disclosure schedules with respect to the definitive transaction agreement would be provided on March 8, 2021 and that the parties’ definitive proposals should include any mark-up of such disclosure schedules.

On February 26, 2021, Party A and the Company continued to conduct their due diligence investigations, and representatives of the Company met telephonically with Party A to discuss certain diligence items on its diligence request lists. The diligence calls with Party A continued into the next day as well. On March 1, 2021, the Company and J.P. Morgan had multiple telephonic conversations with Party A where they discussed outstanding open diligence issues.

Following the telephonic conversations with Party A, the Board held a meeting on March 1, 2021, at which members of senior management and J.P. Morgan were present. During the meeting, the Board discussed the status of the diligence process with both Roche and Party A, the timeline of the two parties, and the respective interest of the two parties.

On March 2, 2021, the Company and J.P. Morgan, through a series of telephonic conversations with Party A, continued to engage in due diligence. Additional diligence calls with Party A were held telephonically on March 3, 2021. The Company and J.P. Morgan subsequently held a telephonic conversation with Roche on March 3, 2021, to discuss open due diligence items.

On March 4, 2021, the Company and J.P. Morgan held due diligence telephonic conversations with each of Roche and Party A. On March 5 and March 6, 2021, the Company held a telephonic conversations with Party A to further discuss issues related to due diligence.

On March 6, 2021, Roche’s legal counsel, Sidley Austin LLP (“Sidley”) submitted a mark-up of the definitive transaction agreement to DLA. During the week of March 8, 2021, Sidley and DLA exchanged multiple drafts of, and had numerous discussions regarding, the definitive transaction agreement and disclosure schedules.

On March 8, 2021, representatives from Party A and senior management from the Company met both virtually and on-site to further discuss the potential transaction. Many key individuals from both the Company and Party A were present at the meetings, including the Chief Executive Officer and President of Party A, as well as other key management members who participated in the discussions virtually.

On March 10, 2021, a senior executive of Party A and Mr. Mendel held a telephonic conversation to discuss the remaining diligence to be conducted by Party A before the March 12th bid deadline. In a similar conversation, representatives from the financial advisor to Party A held a telephonic conversation with representatives from J.P. Morgan to discuss additional due diligence requests. In response, the Company organized two additional virtual meetings to discuss all open diligence questions with Party A. During their conversation, representatives from J.P. Morgan reiterated to representatives from the financial advisor to Party A the necessity of meeting the March 12th bid deadline.

On March 10, 2021, the Board convened for a meeting, at which members of senior management, DLA and J.P. Morgan were present. At the meeting, management and J.P. Morgan reviewed all the discussions and meetings that had occurred the prior day with Party A, as well as the status of the potential transactions with each of Roche and Party A. During the meeting, DLA made a presentation to the Board regarding its fiduciary duties and also discussed the fiduciary duties of each Board member in relation to a potential transaction. J.P. Morgan provided the Board with certain information regarding its business relationships with both Roche and Party A.

From March 10 to March 11, 2021, the Company had its final set of telephonic conversations and in person meetings with Party A relating to diligence.

On March 11, 2021, representatives from J.P. Morgan, Citi, Roche, and the Company held various telephonic conversations to discuss what the Company’s timing and process would be for accepting proposals. Additionally, representatives from J.P. Morgan and Citi held separate telephonic conversations during which J.P. Morgan confirmed that there were still two interested parties (including Roche), and that the Company was expecting to receive two separate bids (including Roche’s).

Shortly thereafter, senior members of management from Party A held a telephonic conversation with Mr. Mendel to reiterate their intention to submit a bid. During this call, Party A committed to accelerating their internal approval and diligence process, to meet the March 12th bid deadline. Following this conversation, representatives from the financial advisor to Party A held a telephonic conversation with representatives from J.P. Morgan to discuss the status of Party A’s board approval; during this discussion the financial advisor to Party A informed J.P. Morgan that it was likely Board approval might not be received until Sunday, March 14, 2021. In response and at the direction of the Board, J.P. Morgan encouraged the financial advisor to Party A to accelerate the process and respond per the process letter by 12:00 noon Pacific Time as the other party had already provided a contract mark-up and a final proposal was expected from Roche on March 12, 2021. On Thursday night, March 11, 2021, Party A’s legal counsel submitted a mark-up of the definitive transaction agreement to DLA.

On Friday morning, March 12, 2021, DLA and Party A’s legal counsel held discussions regarding Party A’s mark-up to the definitive agreement. In addition, Party A informed the Company that it intended to make a proposal in the price area of its prior offer after approval by the executive committee and prior to the Company’s scheduled 1 p.m. Pacific Time board meeting. The financial advisor to Party A also informed J.P. Morgan that Party A was seeking internal approvals in the price area of its prior offer. J.P. Morgan confirmed the timing of the Board meeting with the financial advisor of Party A and stressed the importance of a more specific proposal in advance of the Board meeting given the expectation that the Board would likely be making a decision on the basis of proposals received.

Just prior to 12:00 noon Pacific Time on March 12, 2021, Roche submitted its final proposal with a four hour deadline for acceptance by the Company, which proposal included a final definitive transaction agreement that had been fully negotiated between Sidley and DLA to acquire the Company for $24.05 per share in cash. On that same day, the Company held telephonic conversations with Party A to discuss key pending issues including their outstanding proposal for purchase, intentions of both parties, and the timeline of the deal. Party A never ultimately submitted a final definitive proposal.

At 1:00 p.m. Pacific Time on March 12, 2021 the Board held a meeting, at which members of the Company’s senior management and representatives of J.P. Morgan and DLA were present, to consider the final proposal of Roche and the status of Party A’s proposal. Representatives of DLA reviewed the fiduciary duties of the Board in this context and the terms of the final proposed definitive transaction agreement with Roche as compared to the terms previously reviewed with the Board. In addition, representatives of J.P. Morgan reviewed with the Board J.P. Morgan’s financial analysis of the offer price and the merger consideration. During the meeting, the Board discussed each of the previous proposals submitted by Roche and Party A, Roche’s final definitive proposal and the current status of the submission by Party A. During the meeting, the financial advisor to Party A confirmed by email that they would take any proposal approved by the executive committee to the Board on Sunday but that they would not be providing any additional information during the course of the Board meeting. The Company, J.P. Morgan, and DLA also discussed the possibility for a decrease in the breakup fee contained in Roche’s final definitive proposal.

Following the meeting, representatives from J.P. Morgan (at the direction of the Board), Citi, and Roche held a telephonic conversation; during this discussion, J.P. Morgan informed Roche that the Board had indicated its interest in their proposal, and requested that Roche consider a reduction in the termination fee contained in its offer. In response, representatives from Roche offered a reduced termination fee and committed to provide a mark-up of the definitive agreement for final consideration by the Board. Following this conversation, representatives from Roche provided the Board with a revised version of the definitive agreement.

The Board reconvened a meeting and, following additional discussion and consideration of the Merger Agreement and the offer from Roche, the Merger and the other transactions contemplated by the Merger Agreement (including the factors described in “—Reasons for the Recommendation of the Board”), at the request of the Board, J.P. Morgan then reviewed with the Board its financial analysis of the Offer Price and Merger Consideration provided for in the Merger Agreement and delivered to the Board its March 12, 2021, oral opinion, which was confirmed by delivery of a written opinion, dated March 12, 2021, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the Offer Price and Merger Consideration to be paid to the Company’s stockholders in the proposed Transaction was fair, from a financial point of view, to such stockholders, as more fully described below in the section “Opinion of the Company’s Financial Advisor” beginning on page 24 of this Schedule 14D-9. After receipt of J.P. Morgan’s oral opinion, the Board unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, to be in the best interests of the Company and its stockholders, (iii) agreed that Merger Agreement would be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares to Merger Sub pursuant to the Offer.

On the evening of March 12, 2021, following the Board meeting, at which the Board had unanimously approved the proposed transaction with Roche, the Company, Roche and Merger Sub executed the Merger Agreement. Neither the Company nor J.P. Morgan engaged in further discussions with Party A following the Board’s determination to approve the transaction with Roche. On March 15, 2021, the Company and Roche publicly announced the transaction.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board consulted with the Company’s management and legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of the Company and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the Board reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Board recommends that the Company’s stockholders tender their Shares in response to the Offer:

Value Enhancing Alternatives. The Board reviewed the possible alternatives to the Offer and Merger, including the terms, conditions, and price of various potential acquisition proposals available to the Company, as well as the potential sale of the Company to other parties. The Board gave due and proper consideration to alternative means of creating stockholder value, as well as the risks and uncertainties that were associated with these potential alternatives. The Board reviewed, together with representatives of J.P. Morgan, the potential alternatives to the Transactions, including the execution of senior management’s standalone business plan and the Company’s potential as an independent public company. In determining the value add of the Merger, the Board also considered the impact the transaction would have on its employees, customers, and related communities; they delved into how these critical groups would be affected, and the potential impacts this could have on the Company as well.

Potentially Interested Counterparties. The Board considered the process conducted by the Company, with the assistance of representatives of J.P. Morgan, to identify potential buyers, their financial capability to pursue a transaction with the Company, and their ability to move quickly and efficiently in a process.

J.P. Morgan Securities LLC’s (J.P. Morgan) Opinion and Related Financial Presentation. The March 12, 2021, oral opinion of J.P. Morgan delivered to the Board, which was confirmed by delivery of a written opinion, dated March 12, 2021, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the Offer Price and Merger Consideration to be paid to the Company’s stockholders in the proposed Transactions was fair, from a financial point of view, to such stockholders, as more fully described below in the section “Opinion of the Company’s Financial Advisor” beginning on page 24 of this Schedule 14D-9. The full text of the written opinion of J.P. Morgan, dated March 12, 2021, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference.

Market Conditions. The Board relied both on external opinions like J.P. Morgan’s, and also conducted their own research on what the current trends were in the market; they looked at the current industry, economic and market conditions in which the Company competes in, to determine how that would affect the Company’s future prospects.

Conditions to the Consummation of the Offer and Merger; Likelihood of Completion. The Board considered the likelihood of completing the Offer and the Merger including (1) the perceived likelihood of consummating the Transactions due to Roche’s lack of a financing condition and delivery of adequate financial commitments, (2) the heightened possibility of effectuating the Transaction due to Roche’s performance of extensive due diligence, and (3) the exceptions contained within the “Company Material Adverse Effect” definition, which generally defines the standard for closing risk.

The Merger Agreement. The Board considered the provisions of the Merger Agreement, including (1) the agreed exclusions of certain events and conditions from the definition of “Company Material Adverse Effect,” (2) the scope of the representations, warranties and covenants being made by Roche; and (3) the fact that the Merger Agreement does not prohibit specific performance in certain conditions as a remedy available to the Company.

Control Premium. Additionally, the Board considered the fact that no stockholder will receive a control premium and that all stockholders will be paid the same Merger Consideration.

Appraisal Rights. The Board considered the availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement, including, but not limited to, the following:

•

the fact that the Merger Consideration will be paid in cash, such that holders of Shares will not have an opportunity to participate in any future earnings or growth of the Surviving Corporation following the Merger;

•

the possibility that the Merger might not be completed as a result of, among other reasons, the failure of the Company’s stockholders to tender Shares to reach the Minimum Condition (as defined in the Merger Agreement), the failure to secure required governmental approvals, the occurrence of a Material Adverse Effect during the period between signing and closing, and the effect a termination of the Merger Agreement may have on the trading price of the Company’s common stock, its business, operating results and prospects, which effect is likely to be exacerbated the longer the time period is between the signing and any termination of the Merger Agreement;

•

the restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to completion of the Merger, requiring the Company to conduct its business only in the ordinary course and imposing additional specific restrictions, may delay, limit or prevent the Company from undertaking business opportunities that may arise during that period, which effect is likely to be exacerbated the longer the time period is between the signing and any termination of the Merger Agreement;

•

the possible effects of the pendency (or termination) of the Merger Agreement on the Company’s business, operating results, prospects, employees, customers, distributors and suppliers, which effects are likely to be exacerbated the longer the time period between the signing and any termination of the Merger Agreement; and

•

the Company cannot solicit other acquisition proposals and must pay to Roche a termination fee if the Company exercises its right to enter into a transaction that constitutes a Superior Proposal (as defined in the Merger Agreement), which may deter others from proposing an alternative transaction that may be more advantageous to the Company’s stockholders.

The foregoing discussion of the information and factors considered by the Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board. In view of the wide variety of reasons and factors considered, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

The foregoing discussion of the reasoning of the Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in Item 8 under the section titled “—Forward-Looking Statements.” For the reasons described above, and in light of other factors that the Board believed were appropriate to consider, the Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommends that the Company’s stockholders tender their Shares to Merger Sub pursuant to the Offer.

Opinion of the Company’s Financial Advisor.

Pursuant to an engagement letter, the Company retained J.P. Morgan as its financial advisor in connection with the proposed Transactions.

At the meeting of the Board on March 12, 2021, J.P. Morgan rendered its oral opinion to the Board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the Offer Price and Merger Consideration to be paid to the Company’s stockholders in the proposed Transactions was fair, from a financial point of view, to such stockholders. J.P. Morgan confirmed its March 12, 2021 oral opinion by delivering its written opinion, dated as of March 12, 2021 to the Board that, as of such date, the Offer Price and Merger Consideration to be paid to the Company’s stockholders in the proposed Transactions was fair, from a financial point of view, to such stockholders.

The full text of the written opinion of J.P. Morgan, dated March 12, 2021, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Transactions, was directed only to the Offer Price and Merger Consideration to be paid in the proposed Transactions and did not address any other aspect of the proposed Transactions. J.P. Morgan expressed no opinion as to the fairness of the Offer Price and Merger Consideration to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the proposed Transactions. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender their Shares into the proposed Offer or how such stockholder should vote with respect to the proposed Transactions or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•

compared the proposed financial terms of the Transactions with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•

compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company and Roche with respect to certain aspects of the proposed Transactions, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with the Company, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Roche under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the proposed Transactions and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by the Company, Roche and Merger Sub in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transactions.

The projections furnished to J.P. Morgan were prepared by the Company’s management as discussed more fully under “Company Management’s Unaudited Prospective Financial Information”, beginning on page 29 of this Schedule 14D-9. The Company does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed Transactions, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to the section entitled “Company Management’s Unaudited Prospective Financial Information” beginning on page 29 of this Schedule 14D-9.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Offer Price and Merger Consideration to be paid to the holders of the Shares in the proposed Transactions, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed Transactions to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the proposed Transactions. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the proposed Transactions, or any class of such persons relative to the Offer Price and Merger Consideration to be paid to the holders of the Shares in the proposed Transactions or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Shares will trade at any future time.

The terms of the Merger Agreement were determined through arm’s length negotiations between the Company and Roche, and the decision to enter into the Merger Agreement was solely that of the Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Board in its evaluation of the proposed Transactions and should not be viewed as determinative of the views of the Company’s board of directors or management with respect to the proposed Transactions or the Offer Price or Merger Consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the Board on March 12, 2021 and in the financial analysis presented to the Board on such date in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Board and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous to the Company (or aspects thereof) based on J.P. Morgan’s experience and its familiarity with the industries in which the Company operates. The companies selected by J.P. Morgan were as follows:

•	Hologic, Inc.

•	bioMérieux SA

•	Bio-Rad Laboratories, Inc.

•	PerkinElmer, Inc.

•	QIAGEN N.V.

•	Quidel Corporation

•	Luminex Corporation

•	OraSure Technologies, Inc.

•	Fluidigm Corporation

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. However, certain of these companies may have characteristics that are materially different from those of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect the Company.

Using publicly available information, J.P. Morgan presented the multiple of the firm value (the “FV”) for the selected companies (calculated as equity value, plus or minus, as applicable, net debt or net cash) to the analyst consensus estimates of calendar year 2022 revenues for the applicable company (the “FV/2022E Revenue Multiple”)

Based on the above analysis, J.P. Morgan selected a FV/2022E Revenue Multiple reference range for the Company of 2.3x to 6.0x. J.P. Morgan then applied such reference range to the Company’s projected revenue for calendar year 2022 provided in the Company Forecasts (as defined in the written opinion). The analysis indicated a range of implied equity values per Share (rounded to the nearest $0.25) of approximately $7.75 to $19.25, which J.P. Morgan compared to the per share Offer Price of $24.05.

Selected Transaction Analysis. Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be analogous to the Company’s business (or aspects thereof) based on J.P. Morgan’s experience and familiarity with the industries in which the Company operates. The following transactions were selected by J.P. Morgan as relevant to the evaluation of the proposed Transactions:

Announcement Date	Target	Acquiror
January 7, 2021	Oxford Immunotec Global PLC	PerkinElmer, Inc.
July 11, 2019	BioTek Instruments, Inc.	Agilent Technologies Inc.
February 25, 2019	GE Biopharma	Danaher Corporation
September 6, 2016	Cepheid	Danaher Corporation
May 27, 2016	FEI Company	Thermo Fisher Scientific Inc.
January 8, 2016	Affymetrix Inc.	Thermo Fisher Scientific Inc.
January 29, 2014	DVS Sciences, Inc.	Fluidigm Corporation
September 3, 2013	BioFire Diagnostics Inc.	bioMérieux SA

None of the selected transactions reviewed was identical to the proposed Transactions. However, the selected transactions were chosen because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed Transactions. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the proposed Transactions.

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the multiple of the target company’s FV implied in the relevant transaction to the target company’s revenue for the twelve-month period prior to announcement (the “LTM”) of the applicable transaction (the “FV/LTM Revenue Multiple”).

Based on the above analysis, J.P. Morgan selected a FV/LTM Revenue Multiple reference range for the Company of 3.7x to 9.4x. J.P. Morgan then applied such reference range to the Company’s projected revenue for the twelve-month period ending December 31, 2020. The analysis indicated a range of implied equity values per Share (rounded to the nearest $0.25) of $8.75 to $21.50, which J.P. Morgan compared to the per share Offer Price of $24.05.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share. J.P. Morgan calculated the unlevered free cash flow that the Company is expected to generate during calendar years 2021 through 2030 (as set forth in the section entitled “The Solicitation or Recommendation—Company Management’s Unaudited Prospective Financial Information”, which were discussed with, and approved by, the Company’s Board for use by J.P. Morgan in connection with its financial analyses). J.P. Morgan also calculated a range of terminal values for the Company at the end of this period by applying perpetual growth rates ranging from 2.5% to 3.5%, based on guidance provided by the Company’s management, to estimates of the unlevered free cash flow of the Company during calendar year 2030, as provided in the Company Management Projections (as defined in the written opinion). J.P. Morgan then discounted the unlevered free cash flow estimates and the range of terminal values to present value as of December 31, 2020 using discount rates ranging from 10.0% to 12.0%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company. The present value of the unlevered free cash flow estimates and the range of terminal values were then adjusted by adding net cash as of December 31, 2020. This analysis indicated a range of implied equity values for the Company, which J.P. Morgan divided by the number of outstanding Shares, calculated on a fully-diluted basis (determined using the treasury stock method), to derive a range of implied equity values per Share (rounded to the nearest $0.25) of $14.75 to $21.25, which J.P. Morgan compared to the per share Offer Price of $24.05.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the proposed Transactions. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed Transactions. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the proposed Transactions.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the proposed Transactions and deliver an opinion to the Board with respect to the proposed Transactions on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

The Company has agreed to pay J.P. Morgan an estimated fee of approximately $28.0 million, $2.0 million of which became payable to J.P. Morgan at the time J.P. Morgan delivered its opinion and the remainder of which is contingent and payable upon the consummation of the proposed Transactions. In addition, the Company has agreed to reimburse J.P. Morgan for certain of its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

During the two years preceding the date of its opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company. During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had, and continue to have, commercial or investment banking relationships with Roche, for which J.P. Morgan and such affiliates received, or will receive, customary compensation. Such services during such period have included acting as joint dealer manager on Roche’s tender offer for certain of Roche’s debt securities, which closed in December 2019. During the two years preceding the delivery of J.P. Morgan’s opinion, the aggregate fees received by J.P. Morgan from the Company were approximately $80,000 and from Roche were approximately $12 million. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Roche. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or Roche for their own accounts or for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities or other financial instruments.

Company Management’s Unaudited Prospective Financial Information

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company’s management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years. In connection with the Company’s strategic planning process, the Company’s management prepared and provided to the Board and J.P. Morgan forward-looking financial information for the years 2021 through 2030 based upon internal projections developed by the Company. These projections include prospective financial information for the Company on a standalone basis (the “Projections”). The Projections were provided to, and considered by, the Board in connection with their evaluation of the proposed strategic transaction with Parent and Merger Sub in comparison to the Company’s other strategic alternatives, and the Board directed J.P. Morgan to use the Projections in connection with the rendering of its fairness opinion to the Board of Directors and performing its related financial analysis, as described above under the heading “Opinion of GenMark’s Financial Advisor” in Item 4 of this Schedule 14D-9. The Projections were not provided to Parent, Merger Sub, or its advisors.

The Projections and the other prospective financial information set forth below (collectively, the “Prospective Financial Information”) were prepared by the Company’s management for internal use. They were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Prospective Financial Information or expressed any opinion or any form of assurance related thereto. The summary of the Prospective Financial Information is included solely to give the Company’s stockholders access to certain financial projections that were made available to the Board and/or J.P. Morgan and are not being included in this Schedule 14D-9 to influence any Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Prospective Financial Information, while presented with numerical specificity, necessarily was based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Prospective Financial Information covers multiple years, by its nature, this information becomes subject to greater uncertainty with each successive year. The assumptions upon which the Prospective Financial Information was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Prospective Financial Information also reflects assumptions as to certain business decisions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on, among other things, actual results, revised prospects for the Company’s business, and changes in market conditions. Important factors that may affect actual results and result in the Prospective Financial Information not being achieved include, but are not limited to, market acceptance of the Company’s products, the ongoing impact of the COVID-19 pandemic, the introduction of new instruments, panels or other products, the impact of competition, the effect of regulatory actions, the effect of global economic conditions, changes in applicable laws, rules and regulations, and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2020, as well as the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in this Schedule 14D-9. In addition, the Prospective Financial Information may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the Prospective Financial Information will be realized, and actual results may vary materially from those shown. The inclusion of the summaries of the Prospective Financial Information in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Prospective Financial Information to be predictive of actual future events, and such summaries should not be relied upon as such. None of the Company, Parent, Merger Sub, or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the Prospective Financial Information, and none of them undertakes any obligation to update or otherwise revise or reconcile the Prospective Financial Information to reflect circumstances existing after the date the Prospective Financial Information was generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Prospective Financial Information are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Prospective Financial Information, except as otherwise required by law. None of the Company, Parent, Merger Sub, or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any Company stockholder or other person regarding the ultimate performance of the Company compared to the information contained in this summary or that the Prospective Financial Information will be achieved. The Company has made no representation to Parent or Merger Sub in the Transaction Agreement or otherwise, concerning the Prospective Financial Information.

Certain of the Prospective Financial Information may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in the Prospective Financial Information, Company stockholders are cautioned not to place undue, if any, reliance on the Prospective Financial Information included below. This Prospective Financial Information is not necessarily indicative of future performance, which may be significantly more favorable or less favorable than as set forth below. The Prospective Financial Information should not be utilized as public guidance and will not be provided in the ordinary course of the Company’s business in the future.

Projections. The following table presents risk-adjusted summary selected unaudited projected financial information for the Company on a standalone basis for calendar years 2021 through 2030 prepared by management in connection with the review of the proposed strategic transaction with Parent and Merger Sub.

Management Projections (Risk-Adjusted)

(Amounts in Millions)

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Total revenue	$209.6	$241.9	$292.7	$361.6	$420.4	$472.3	$527.1	$580.5	$630.3	$682.8
Gross (loss) profit	$90.5	$126.0	$169.7	$212.5	$253.7	$285.3	$320.4	$349.7	$381.4	$413.8
Total operating expenses	($86.3)	($97.3)	($111.1)	($123.8)	($139.3)	($153.3)	($167.6)	($175.8)	($186.2)	($196.6))
Operating (loss) profit	$4.2	$28.7	$58.6	$88.7	$114.4	$132.0	$152.8	$173.8	$195.2	$217.2
Net income (loss)	($3.7)	$23.9	$58.8	$88.9	$114.6	$132.2	$153.1	$174.1	$195.4	$217.5
EBITDA(1)	$14.9	$40.1	$71.0	$102.9	$129.7	$148.2	$170.5	$193.4	$216.0	$239.5

(1)	“EBITDA” means operating profit or loss before interest, taxes, depreciation and amortization.

Intent to Tender.

To the knowledge of the Company, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power. However, there are no agreements requiring them to do so.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Under the terms of J.P. Morgan’s engagement, the Company has agreed to pay J.P. Morgan a transaction fee that is equal to approximately $28 million, of which $2.0 million was payable upon delivery of its fairness opinion and the remainder is contingent upon the closing of the Transactions, for its financial advisory services. The Company has also agreed to reimburse J.P. Morgan for its reasonable and documented out-of-pocket expenses incurred in connection with this engagement, and to indemnify J.P. Morgan and its affiliates, its and their respective members, directors, officers, employees and controlling persons, against any losses, claims, damages, demands or liabilities, which are related to or arise out of J.P. Morgan’s engagement.

Additional information pertaining to the retention of J.P. Morgan by the Company in Item 4 under the heading titled “Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or related matters.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of the Company or affiliate during the 60 days prior to the date of this Schedule 14D-9, except for the transactions set forth below.

Name	Date of Transaction	Number of Shares	Share Price	Nature of Transaction
Scott Mendel	1/21/2021	50,074	—	Settlement of MSUs
Scott Mendel	1/21/2021	46,098	—	Settlement of MSUs
Scott Mendel	1/21/2021	50,000	—	Settlement of MSUs
Michael Gleeson	1/21/2021	37,555	—	Settlement of MSUs
Michael Gleeson	1/21/2021	27,115	—	Settlement of MSUs
Michael Gleeson	1/21/2021	19,166	—	Settlement of MSUs
Tyler Jensen	1/21/2021	500	$14.93	Sale effected pursuant to a Rule 10b5-1 Plan
Tyler Jensen	1/21/2021	17,884	—	Settlement of MSUs
Tyler Jensen	1/21/2021	18,980	—	Settlement of MSUs
Tyler Jensen	1/21/2021	20,000	—	Settlement of MSUs
Scott Alexander O’Brien	1/21/2021	16,666	—	Settlement of MSUs
Sarah Hollis Winkler	1/21/2021	10,845	—	Settlement of MSUs
Sarah Hollis Winkler	1/21/2021	16,666	—	Settlement of MSUs
John Frederick Ek	1/21/2021	27,115	—	Settlement of MSUs
John Frederick Ek	1/21/2021	23,334	—	Settlement of MSUs
Michael John Harkins	1/21/2021	19,166	—	Settlement of MSUs
Eric Stier	1/21/2021	33,979	—	Settlement of MSUs
Eric Stier	1/21/2021	25,761	—	Settlement of MSUs
Eric Stier	1/21/2021	17,500	—	Settlement of MSUs
Alan Baer Maderazo	1/21/2021	26,825	—	Settlement of MSUs
Alan Baer Maderazo	1/21/2021	21,694	—	Settlement of MSUs
Alan Baer Maderazo	1/21/2021	16,666	—	Settlement of MSUs
Scott Alexander O’Brien	1/25/2021	6,458	$14.23	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted MSUs
Scott Mendel	1/25/2021	64,975	$14.23	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted RSUs
Alan Baer Maderazo	1/25/2021	23,764	$14.22	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted MSUs
Eric Stier	1/25/2021	29,658	$14.22	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted MSUs
Michael Gleeson	1/25/2021	33,027	$14.22	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted MSUs

Name	Date of Transaction	Number of Shares	Share Price	Nature of Transaction
Tyler Jensen	1/25/2021	20,953	$14.23	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted MSUs
Sarah Hollis Winkler	1/25/2021	10,317	$14.22	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted MSUs
John Frederick Ek	1/25/2021	18,475	$14.24	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted MSUs
Michael John Harkins	1/25/2021	7,338	$14.22	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted MSUs
Alan Baer Maderazo	1/26/2021	6,214	$15.19	Sale effected pursuant to a Rule 10b5-1 Plan
Tyler Jensen	1/27/2021	322	$14.06	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted RSUs
Scott Alexander O’Brien	1/27/2021	180	$14.06	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted RSUs
Christine Shaw	1/27/2021	81	$14.06	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted RSUs
Michael John Harkins	1/27/2021	1,117	$14.06	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted RSUs
Sarah Hollis Winkler	1/27/2021	783	$14.06	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted RSUs
Tyler Jensen	2/4/2021	500	$14.69	Sale effected pursuant to a Rule 10b5-1 Plan
Tyler Jensen	2/11/2021	10,000	$22.00	Sale effected pursuant to a Rule 10b5-1 Plan
Scott Alexander O’Brien	2/18/2021	37,500	—	RSUs granted pursuant to the 2020 Plan
Scott Alexander O’Brien	2/18/2021	12,500	—	MSUs granted pursuant to the 2020 Plan
Sarah Hollis Winkler	2/18/2021	18,750	—	RSUs granted pursuant to the 2020 Plan
Sarah Hollis Winkler	2/18/2021	6,250	—	MSUs granted pursuant to the 2020 Plan
Eric Stier	2/18/2021	2,208	—	Payment of exercise price or tax liability by delivering or withholding securities
Eric Stier	2/18/2021	18,750	—	RSUs granted pursuant to the 2020 Plan
Eric Stier	2/18/2021	6,250	—	MSUs granted pursuant to the 2020 Plan
Michael Gleeson	2/18/2021	18,750	—	RSUs granted pursuant to the 2020 Plan
Michael Gleeson	2/18/2021	6,250	—	MSUs granted pursuant to the 2020 Plan
Christine Shaw	2/18/2021	26,250	—	RSUs granted pursuant to the 2020 Plan

Name	Date of Transaction	Number of Shares	Share Price	Nature of Transaction
Christine Shaw	2/18/2021	8,750		MSUs granted pursuant to the 2020 Plan
John Frederick Ek	2/18/2021	1,622	—	Payment of exercise price or tax liability by delivering or withholding securities
John Frederick Ek	2/18/2021	45,000	—	RSUs granted pursuant to the 2020 Plan
John Frederick Ek	2/18/2021	15,000	—	MSUs granted pursuant to the 2020 Plan
Alan Baer Maderazo	2/18/2021	1,820	—	Payment of exercise price or tax liability by delivering or withholding securities
Alan Baer Maderazo	2/18/2021	22,500	—	RSUs granted pursuant to the 2020 Plan
Alan Baer Maderazo	2/18/2021	7,500	—	MSUs granted pursuant to the 2020 Plan
Michael John Harkins	2/18/2021	11,250	—	RSUs granted pursuant to the 2020 Plan
Michael John Harkins	2/18/2021	3,750	—	MSUs granted pursuant to the 2020 Plan
Abdul Chohan	2/18/2021	18,750	—	RSUs granted pursuant to the 2020 Plan
Abdul Chohan	2/18/2021	6,250	—	MSUs granted pursuant to the 2020 Plan
Scott Mendel	2/18/2021	3,952	—	Payment of exercise price or tax liability by delivering or withholding securities
Scott Mendel	2/18/2021	80,070	—	RSUs granted pursuant to the 2020 Plan
Scott Mendel	2/18/2021	26,691	—	MSUs granted pursuant to the 2020 Plan
Tyler Jensen	2/18/2021	500	$21.68	Sale effected pursuant to a Rule 10b5-1 Plan
Tyler Jensen	2/18/2021	1,628	—	Payment of exercise price or tax liability by delivering or withholding securities
Tyler Jensen	2/18/2021	18,750	—	RSUs granted pursuant to the 2020 Plan
Tyler Jensen	2/18/2021	6,250	—	MSUs granted pursuant to the 2020 Plan
Michael Kagnoff	2/18/2021	6,880	—	RSUs granted pursuant to the 2020 Plan
Daryl Faulkner	2/18/2021	7,402	—	RSUs granted pursuant to the 2020 Plan
James Fox	2/18/2021	7,355	—	RSUs granted pursuant to the 2020 Plan
Kevin C. Oboyle	2/18/2021	10,130	—	RSUs granted pursuant to the 2020 Plan
Lisa M. Giles	2/18/2021	7,782	—	RSUs granted pursuant to the 2020 Plan
Sarah Hollis Winkler	2/19/2021	654	$21.80	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted RSUs
Michael Gleeson	2/19/2021	2,340	$21.80	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted RSUs
Tyler Jensen	2/21/2021	434	—	Payment of exercise price or tax liability by delivering or withholding securities
Scott Alexander O’Brien	2/21/2021	390	—	Payment of exercise price or tax liability by delivering or withholding securities
John Frederick Ek	2/21/2021	487	—	Payment of exercise price or tax liability by delivering or withholding securities
Eric Stier	2/22/2021	1,337	—	Payment of exercise price or tax liability by delivering or withholding securities
Scott Mendel	2/22/2021	1,860	—	Payment of exercise price or tax liability by delivering or withholding securities
Alan Baer Maderazo	2/22/2021	1,070	—	Payment of exercise price or tax liability by delivering or withholding securities
Alan Baer Maderazo	2/22/2021	290	$20.36	Sale effected pursuant to Rule 10b5-1 Plan
Eric Stier	2/23/2021	2,208	—	Payment of exercise price or tax liability by delivering or withholding securities

Name	Date of Transaction	Number of Shares	Share Price	Nature of Transaction
Alan Baer Maderazo	2/23/2021	1,744	—	Payment of exercise price or tax liability by delivering or withholding securities
Scott Mendel	2/23/2021	3,254	—	Payment of exercise price or tax liability by delivering or withholding securities
Michael Gleeson	2/23/2021	1,432	$19.35	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted RSUs
Christine Shaw	2/23/2021	166	$19.35	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted RSUs
Tyler Jensen	2/23/2021	1,163	—	Payment of exercise price or tax liability by delivering or withholding securities
Scott Alexander O’Brien	2/23/2021	735	—	Payment of exercise price or tax liability by delivering or withholding securities
John Frederick Ek	2/23/2021	908	—	Payment of exercise price or tax liability by delivering or withholding securities
Michael Gleeson	2/24/2021	2,463	$19.12	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted RSUs
Christine Shaw	2/24/2021	259	$19.12	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted RSUs
Alan Baer Maderazo	2/24/2021	163	$19.12	Sale effected pursuant to a Rule 10b5-1 Plan
Alan Baer Maderazo	2/25/2021	266	$19.16	Sale effected pursuant to a Rule 10b5-1 Plan
Alan Baer Maderazo	2/25/2021	13,946	—	Payment of exercise price or tax liability by delivering or withholding securities
Eric Stier	2/25/2021	14,642	—	Payment of exercise price or tax liability by delivering or withholding securities
Scott Mendel	2/25/2021	41,834	—	Payment of exercise price or tax liability by delivering or withholding securities
John Frederick Ek	2/25/2021	19,248	—	Payment of exercise price or tax liability by delivering or withholding securities
Scott Alexander O’Brien	2/25/2021	9,726	—	Payment of exercise price or tax liability by delivering or withholding securities
Tyler Jensen	2/25/2021	16,734	—	Payment of exercise price or tax liability by delivering or withholding securities
Michael Gleeson	2/26/2021	17,750	$17.01	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted RSUs
Michael John Harkins	2/26/2021	12,381	$17.03	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted RSUs

Name	Date of Transaction	Number of Shares	Share Price	Nature of Transaction
Sarah Hollis Winkler	2/26/2021	11,181	$17.01	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted RSUs
Christine Shaw	2/26/2021	3,151	$17.03	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with the partial vesting and settlement of previously granted RSUs
Alan Baer Maderazo	3/1/2021	2,127	$19.19	Sale effected pursuant to a Rule 10b5-1 Plan
Scott Alexander O’Brien	3/4/2021	735	—	Payment of exercise price or tax liability by delivering or withholding securities
Tyler Jensen	3/4/2021	500	$18.86	Sale effected pursuant to a Rule 10b5-1 Plan
Christine Shaw	3/5/2021	274	$18.56	Shares sold pursuant to pre-established trading instructions solely to satisfy tax withholding obligations in connection with partial vesting and settlement of previously granted RSUs

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Named Executive Officer Golden Parachute Compensation.

See Item 3 above under the heading “—Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this

Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a rate of interest, if any, as determined by such court on the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If a stockholder elects to exercise appraisal rights under Section 262 of the

DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of: (1) the consummation of the Offer, which we anticipate will be 12:00 midnight, New York City time, at the end of April 21, 2021, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Merger Sub extends the Offer pursuant to the terms of the Merger Agreement and (2) 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is on or about March 25, 2021), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of Shares held. The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer (or otherwise waive such stockholder’s appraisal rights);

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

any stockholder of the Company who has otherwise perfected its appraisal rights must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Delaware Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

GenMark Diagnostics, Inc.

5964 La Place Court

Carlsbad, California 92008

Attn: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Delaware Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court, and (b) interest theretofore accrued, unless paid at that time. The Company, Roche and Merger Sub have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment upon the consummation of the Merger.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.

Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Roche nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Roche and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding) by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for 3 years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board adopted a resolution approving the Merger Agreement, including the consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement, for purposes of Section 203.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Roche, Merger Sub, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Roche, Merger Sub, and their respective board of directors shall grant such approvals and take such actions as are necessary and within their respective power so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Roche and Merger Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Merger Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Merger Sub may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

Under the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but (1) this period may be shortened if the reviewing agency grants “early termination,” (2) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form (a “pull-and-refile”), and/or (3) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and Roche Holding Ltd, the parent company of Roche, each intend to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on March 26, 2021. The required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time on April 12, 2021, unless (a) the period is shortened and the transaction receives “early termination,” (b) the period is lengthened by a pull-and-refile, and/or (c) the period is lengthened by a reviewing agency that issues a request for additional information and documentary material. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of assets of Roche and/or the Company. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the foregoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company is qualified to do business) that would be required for Roche’s or Merger Sub’s acquisition of the Shares pursuant to the Offer or the Merger.

Stockholder Approval of the Merger Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of the stock of a public corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly owned subsidiaries), the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and the holders of stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports.

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. The Company has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this Schedule 14D-9 include, without limitation, statements regarding the planned completion of the Offer and the Merger, statements regarding the ability to complete the Offer and the Merger considering the various closing conditions, and forecasted or projected financial information. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the Transactions contemplated by the Merger Agreement; uncertainties as to the percentage of Shares tendered in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the effects of disruption caused by the Transactions making it more difficult for the Company to maintain relationships with employees, customers, partners, collaborators, vendors, regulators and other third parties; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; and other risks and uncertainties pertaining to the Company, including the risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s most recent Annual Report on Form 10-K, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	Offer to Purchase dated March 25, 2021 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Roche Holdings, Inc. and Geronimo Acquisition Corp. on March 25, 2021).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, published March 25, 2021, in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(A)	Press Release issued by GenMark Diagnostics, Inc. on March 15, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 15, 2021).

(a)(5)(B)	Email sent to employees from the Chief Executive Officer of GenMark Diagnostics, Inc., dated March 15, 2021 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9C filed on March 15, 2021).

(e)(1)	Agreement and Plan of Merger, dated as of March 12, 2021, among GenMark Diagnostics, Inc., Roche Holdings, Inc. and Geronimo Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on March 15, 2021).

(e)(2)	Confidentiality Agreement, dated February 19, 2020 and amended as of February 1, 2021, between GenMark Diagnostics, Inc. and Roche Holdings, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Certificate of Incorporation of GenMark Diagnostics, Inc. (incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on March 19, 2010).

(e)(4)	Amended and Restated Bylaws of GenMark Diagnostics, Inc. (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on August 2, 2018).

(e)(5)	GenMark Diagnostics, Inc. 2010 Equity Incentive Plan, as amended (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 17, 2014).*

(e)(6)	Form of Stock Option Agreement (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-165562) filed with the Commission on April 20, 2010).*

(e)(7)	Form of Restricted Stock Agreement (incorporated by reference herein to the Company’s Form 10-Q as filed with the SEC on November 9, 2010). *

(e)(8)	Form of Restricted Stock Units Grant Notice and Agreement (incorporated by reference to the Company’s Form 8-K as filed with the SEC on March 12, 2013). *

(e)(9)	Form of Amendment of Restricted Stock, Restricted Stock Unit and/or Stock Option Agreement(s) (incorporated by reference herein to the Company’s Form 10-K filed with the SEC on February 28, 2017). *

(e)(10)	GenMark Diagnostics, Inc. 2013 Employee Stock Purchase Plan, as amended (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 13, 2018).

(e)(11)	Amended and Restated Executive Employment Agreement dated as of June 1, 2020 by and between GenMark Diagnostics, Inc. and Scott Mendel (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 2, 2020). *

(e)(12)	GenMark Diagnostics, Inc. Non-Plan Stock Option Agreement with Scott Mendel (incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-195924) filed with the SEC on May 13, 2014). *

(e)(13)	GenMark Diagnostics, Inc. Non-Plan Restricted Stock Units Agreement with Scott Mendel (incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-195924) filed with the SEC on May 13, 2014). *

(e)(14)	Form of Director and Officer Indemnification Agreement (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-165562) filed with the Commission on March 19, 2010).

(e)(15)	GenMark Diagnostics, Inc. 2020 Equity Incentive Plan, as amended (incorporated by reference to our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 15, 2020).

(e)(16)	Form of Restricted Stock Units Agreement under the 2020 Plan (incorporated by reference herein to our Form 8-K as filed with the SEC on June 2, 2020).*

(e)(17)	Form of Amendment of Restricted Stock Unit And/Or Stock Option Agreement(s) (incorporated by reference herein to our Form 8-K as filed with the SEC on June 2, 2020). *

(e)(18)	Form of Market-based stock units Grant Notice and Award Agreement (incorporated by reference herein from our Form 10-Q filed with the SEC on May 5, 2015). *

(e)(19)	GenMark Diagnostics, Inc. Non-Plan Stock Option Agreement with Scott Mendel (incorporated by reference to our Registration Statement on Form S-8 (File No. 333-195924) filed with the SEC on May 13, 2014).

*	Indicates a management contract or compensatory plan or arrangement in which any director or named executive officer participates.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 25, 2021

GenMark Diagnostics, Inc.

By:	/s/ Eric Stier
Name: Eric Stier
Title: Senior Vice President, General Counsel and Secretary

ANNEX A

March 12, 2021

The Board of Directors

GenMark Diagnostics, Inc.

5964 La Place Court

Carlsbad, California 92008

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (the “Company Common Stock”), of GenMark Diagnostics, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of March 12, 2021 (the “Agreement”), among the Company, Roche Holdings, Inc. (the “Acquiror”) and its wholly-owned subsidiary, Geronimo Acquisition Corp. (“Acquisition Sub”). Pursuant to the Agreement, Acquisition Sub will, and the Acquiror will cause Acquisition Sub to, commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $24.05 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such

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analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company. During the two years preceding the date of this letter, we and our affiliates have had, and continue to have, commercial or investment banking relationships with Acquiror, for which we and such affiliates have received, or will receive, customary compensation. Such services during such period have included acting as joint dealer manager on the Acquiror’s tender offer for certain of the Acquiror’s debt securities, which closed in December 2019. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in the Schedule 14D-9 (as defined in the Agreement) or any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

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ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the

Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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